__________________________________________
                                          )            APPLICATION FOR
                                          )             WITHDRAWAL OF
In the Matter of                          )             REGISTRATION
                                          )               STATEMENT
FAMILY BARGAIN CORPORATION                )            ________________
                                          )
(File No. 1-10089)                        )
                                          )
                                          )
__________________________________________)



            FAMILY BARGAIN CORPORATION (the "Company") hereby applies for an order of the Securities and Exchange Commission (the "Commission") granting the Company's request for withdrawal of the Company's Form 8-A/A (File No. 1-10089) filed on October 30 and October 31, 1996.

            The Form 8-A/A relates to an underwritten public offering by the Company of Convertible Subordinated Debentures due 2006 (No. 333-09853).

            All notices and orders issued pursuant to this Application should be directed to the undersigned at 4000 Ruffin Road, San Diego, California, 92123-1866 (telephone 619-627-1800, facsimile 619-637-4180)
with a copy to David W. Bernstein, Esq., Rogers & Wells, 200 Park Avenue, New York, New York 10166 (telephone 212-878-8000, facsimile 212-878-8375).

                              FAMILY BARGAIN CORPORATION



Dated: January 28, 1997       By:___________________________________________
                                    Name: Jeffrey C. Gerstel
                                    Title: Executive Vice President, Finance
                                           (Principal Financial and
                                            Accounting Officer)